Exhibit 99.1

Execution Version

LOAN AGREEMENT

This Loan Agreement is entered as of this 10th day of September, 2004, by and between Minera Santa Cruz S.A. (hereinafter referred to as the “Borrower”), a company organized and validly existing under the laws of Argentina, with domicile at Sargento Cabral 124- B˚ 9 de Julio- (9000), City of Comodoro Rivadavia, Argentina, herein represented by William Saettone; Minera Andes S.A. (hereinafter referred to as “MASA” or a “Lender”), a company organized and validly existing under the laws of Argentina, with domicile at Perú 930, 2nd floor, City of Mendoza, Argentina, herein represented by Allen Ambrose; Lorenzon Limited (hereinafter referred to as “Lorenzon” or a “Lender” and, collectively with MASA, the “Lenders”), a corporation organized and validly existing under the laws of the Cayman Islands, with domicile at The Scotiabank Building, P.O. Box 501GT, 3rd Floor, George Town, Grand Cayman, herein represented by Robert Muffly; Minera Andes Inc., (hereinafter referred to as “MAI”), a corporation organized and validly existing under the laws of the Province of Alberta, Canada, with its head office at 111 East Magnesium Road, Suite A, Spokane, Washington, U.S.A., 99208, herein represented by Allen Ambrose; and Mauricio Hochschild & Compañia Limitada S.A.C. (hereinafter referred to as “MHC”), a company organized and validly existing under the laws of Peru, with domicile at Pasaje El Carmen No 180, Urbanización el Vivero de Monterrico, Santiago de Surco, Lima, Peru, herein represented by Eduardo Hochschild Beeck (hereinafter the Lenders, the Borrower, MAI and MHC are referred to jointly as the “Parties”).

W  H  E  R  E  A  S:

Lorenzon owns fifty-one per cent (51%) and MASA owns forty-nine per cent (49%) of the Borrower’s share capital.

As the sole shareholders of the Borrower, the Lenders have agreed that funds advanced by them to the Borrower from time to time shall be governed by this Agreement.

MASA is a subsidiary of MAI and Lorenzon is an affiliate of MHC.

The Parties wish at this stage to enter into this Agreement to govern the relationship between the Parties in connection with the funds loaned to the Borrower by the Lenders hereunder.

T  H  E  R  E  F  O  R  E

In consideration of the mutual promises contained herein, the parties agree as follows:

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

“Advance” means any advance of funds to be made from time to time by the Lenders to the Borrower pursuant to the terms hereof or, as the context requires, the principal amount thereof outstanding from time to time.

“Advance Date” means the date on which each Advance is credited in the account designated for that purpose by the Borrower and, in respect of the Advances referred to in Sections 1.1 and 1.2 only, means the date of this Agreement.

“Agreement” means this loan agreement.

“Business Day” means a day on which banks are scheduled in the normal course to be open for business in Argentina.

“Event of Default” has the meaning specified in Section 8.

“Governmental Agency” means any governmental body, agency, authority (including without limitation any taxing authority or political sub-division) or instrumentality (including without limitation any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Interest Period” means, for any amounts outstanding under any Advance, the period from the Advance Date until the earlier of (i) the Maturity Date or (ii) the Prepayment Date for such Advance (or portion thereof, in the event of a partial prepayment).

“Interest Rate” means simple interest of twelve per cent (12%) per annum.

“Maturity Date” means the date that is two (2) years after the date upon which mining operations have first been conducted by the Borrower for a period of at least ninety (90) consecutive days at a rate of at least seventy-five percent (75%) of planned operating capacity.

“Prepayment Date” means, with respect to any amounts disbursed under any Advance, the date on which the Borrower prepays in whole or in part such Advance (together with all accrued but unpaid interest thereon).

“Pro Rata Share” means, with respect to (i) Lorenzon, fifty-one per cent (51%) and (ii) MAI, forty-nine per cent (49%).

“Taxes” means all present and future taxes, levies, imposts, duties, deductions, fees, withholdings and charges in the nature of tax, with interest (if payable) thereon and penalties (if payable) in respect thereto, if any.

“Transaction Costs” means all the costs and expenses arising from time to time from or in connection with this Agreement.

“Dollars” or “US$ means the lawful currency of the United States of America.

THE ADVANCES.

1.1

Existing Advance by Lorenzon. Borrower represents and warrants to MASA and MAI that as of the date on which this Agreement is executed, Lorenzon has advanced to the Borrower the sum of two million dollars ($2,000,000). The Parties agree that Lorenzon shall provide MAI, MASA and the Borrower with a calculation showing the total amount of interest accrued as of the date of this Agreement and owing by the Borrower to Lorenzon in respect of such advance of funds (calculated on the basis of simple interest of nine percent (9%) per annum). Forthwith after MAI, MASA and the Borrower accept Lorenzon’s calculation of interest, acting reasonably, such interest shall be paid by the Borrower to Lorenzon, less all applicable withholding taxes (which the Borrower shall withhold and remit as required by law). Such interest shall be paid to Lorenzon from the Advances to be made by MASA and referred to in Section 1.2 of this Agreement.

1.2

Matching Advances by MASA. The parties agree that MASA shall, within seven days of the date of this Agreement, immediately advance to the Borrower the sum of one million nine hundred twenty-one thousand five hundred sixty-nine dollars ($1,921,569), being equal to forty-nine fifty-firsts (49/51) of the amount advanced by Lorenzon to the Borrower and referred to in Section 1.1 of this Agreement, it being the intent of the Parties that the total amount advanced to the Borrower as at the date of this Agreement shall be three million nine hundred twenty-one thousand five hundred sixty-nine dollars ($3,921,569) and that it shall reflect the Pro Rata Share of each of the Lenders.

1.3

Future Advances. The Parties agree that all amounts that the Lenders advance to the Borrower from time to time shall be governed by this Agreement. For greater certainty but subject to Sections 1.1 and 1.2, nothing in this Agreement shall obligate a Lender to make an Advance and all Advances must be made in compliance with the OJVA (as such term is defined in Section 9.10 of this Agreement) and applicable corporate law in Argentina.

INTEREST

2.1

Commencement of Interest:   Each Advance shall bear interest on and from the respective Advance Date.

2.2

Calculation of Interest:   Amounts outstanding under each Advance shall bear interest for the corresponding Interest Period at the Interest Rate (computed on a basis of a 360-day year).

2.3

Payment of Interest:   All interest calculated under this Section 2 shall be payable to the Lenders on the earlier of the (i) Prepayment Date for such Advance (or portion thereof, in the event of a partial prepayment) or (ii) the Maturity Date.

2.4

Income Tax Withholding:   Any income tax withholding shall be borne exclusively by the Lender in respect of whom withholding is required and the Borrower shall have no obligation with respect thereto. To ensure that all such tax withholding obligations are satisfied, the Borrower shall deduct from any payment of interest under this Agreement and withhold all amounts required to be so withheld under applicable law and shall promptly remit such amounts to the appropriate taxation authority.

MATURITY AND REPAYMENT

The borrower shall repay the outstanding principal balance of each Advance together with any other sums (including any interest accrued hereunder) then owed by it under this Agreement on the Maturity Date. Each Lender may request such repayment to be made either by wire transfer to the account so designated by such Lender, or by any other way such Lender may designate to the Borrower for this purpose.

PREPAYMENT

The Borrower may prepay in whole or in part any Advance made hereunder upon five (5) Business Days’ prior written notice to the Lenders. Any such prepayment under this Section 4 shall be made to the Lenders pro rata, based on the then outstanding amount of Advances made by each Lender.

CURRENCY OF ACCOUNT.

5.1

Currency of Account. Dollars are the currency of account and payment for each and every sum at any time owed by the Borrower under this Agreement.

5.2

Currency Indemnity. If any sum due from the Borrower under this Agreement or any order or judgment given or made in relation hereto has to be converted from Dollars (the “first currency”) into another currency (the “second currency”) for the purpose of (1) making or filing a claim or proof against the Borrower, (2) obtaining an order or judgment in any court or other tribunal or (3) enforcing any order or judgment given or made in relation hereto, the Borrower shall indemnify and hold harmless the Lenders from and against any loss suffered or incurred as a result of any discrepancy between (A) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (B) the rate or rates of exchange at which the Lenders may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof.

REPRESENTATIONS AND WARRANTIES OF THE BORROWER

The Borrower represents and warrants as of the date hereof and as of the date of each request made for an Advance hereunder that:

6.1

Authorization.  The execution and delivery by the Borrower of this Agreement and the performance of its obligations hereunder have been duly authorized by proper corporate proceedings. Neither such authorization nor such execution and delivery nor such performance by the Borrower will conflict with or result in a breach of any term, condition, or provision of any law, regulation, order, injunction or decree of any court, tribunal or governmental body, agency, authority or other instrumentality of Argentina or of the corporate instruments of the Borrower or any indenture, contract, agreement or other instrument or arrangement binding upon the Borrower. This Agreement constitutes a legal, valid and binding agreement of the Borrower enforceable against the Borrower in accordance with its terms, except as such enforcement may be limited by general principles of equity or by bankruptcy or other similar laws of general application relating to or affecting creditors’ rights.

6.2

Litigation; Events of Default. There are no actions, suits or proceedings pending or threatened against the Borrower before any court, tribunal or governmental body, agency, authority or instrumentality which might materially and adversely affect the operations or financial condition of the Borrower or its ability to perform its obligations under this Agreement, or which question the execution, delivery or enforceability of this Agreement. No Event of Default and no condition or event that, with the giving of notice or lapse of time or both, would constitute such an Event of Default, has occurred and is continuing.

COVENANTS

During the term of this Agreement the Borrower covenants and agrees that:

(i)

it will do and cause to be done all things necessary to comply with all laws applicable to it, except where any failure to be in compliance does not have a material adverse effect on the Borrower, or on the Borrower’s ability to satisfy its payment obligations under this Agreement;

(ii)

it will obtain, and take all necessary and appropriate action to ensure the continuance of, all consents, licenses, filings and registrations, and any approvals or authorizations of any Governmental Agency which may at any time be required with respect to this Agreement and any amendment or supplement to this Agreement, and the performance hereof and thereof; and

(iii)

it will procure that its obligations under this Agreement are preferred (or do and will rank at least pari passu) with respect to all of the Borrower’s other present and future unsecured and unsubordinated obligations, other than those obligations which are mandatorily preferred by law.

EVENTS OF DEFAULT.

If any one or more of the following events of default (each an “Event of Default”) shall have occurred:

(A)

the Borrower fails to pay, in accordance with the terms of this Agreement, the principal of any Advance or interest accrued thereon, or any other amounts payable hereunder when the same becomes due and payable in accordance with the terms hereof, whether at Maturity Date, by acceleration or otherwise; or

(B)

any representation or warranty made by the Borrower in this Agreement, proves to have been incorrect in any materials respect when made or deemed made; or

(C)

the Borrower fails to perform or observe any term, covenant or agreement contained in this Agreement, and such failure continues for 15 consecutive days after either Lender gives written notice thereof to the Borrower; or

(D)

the Borrower becomes insolvent or bankrupt or fails to pay its debts as they mature or admits in writing its inability to pay its debts or honor its contingent obligations in respect of any guaranty or agreement to supply funds to another or consents to or petitions for or applies to any tribunal for the appointment of a receiver, liquidator or trustee of all or any substantial part of its properties or assets or if such trustee or receiver or liquidator is appointed and not discharged within 30 Business Days, or bankruptcy, insolvency, reorganization, arrangement, or liquidation proceedings (or similar proceedings analogous in purpose and effect) are instituted by or against the Borrower and are consented to or are not dismissed within 30 Business Days; or

(E)

any execution is levied against the whole or any substantial part of the property or assets of the Borrower and is not discharged or stayed within 30 Business Days; or

(F)

in the reasonable opinion of the Lenders, there is an imminent danger that the Borrower will lose all or any substantial part of its properties or assets;

then, and in any such event the Lenders, acting jointly, may by notice to the Borrower, declare the amounts due under the Agreement to be forthwith due and payable, whereupon the aggregate unpaid principal amount of the Advances, together with all accrued interest thereon to the date of declaration and all other amounts due hereunder shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower.

MISCELLANEOUS

9.1

Notices. Unless otherwise specified herein, all notices, requests, demands, or other communications to or from the Parties hereto shall be deemed to have been duly given and made when received. Any such notice, request, demand or communication shall be addressed, to the addresses listed in the headings of this Agreement, or in each case to such other address or facsimile number as any party hereto may designate by written notice to each other party hereto.

9.2

Assignment; Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Borrower, the Lenders and their respective successors and assigns. The Borrower may not assign or transfer its rights and obligations hereunder without the prior written consent of the Lenders. Each Lender may at any time sell, assign, transfer, negotiate, grant participations in, or otherwise dispose of, its rights and obligations under this Agreement, provided that the other Lender consents in writing thereto, which consent may be withheld in its sole discretion.

9.3

Amendments and Waivers. No provision of this Agreement may be amended, supplemented or modified, nor any of the terms and conditions hereof or thereof waived except with the written consent of the Parties.

9.4

Taxes and Transaction Costs. Except for the income tax withholding, as provided in Section 2.4 above, all Taxes and Transaction Costs shall be borne exclusively by the Borrower.

9.5

Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Republic of Argentina.

9.6

Jurisdiction. Any dispute arising between the Parties with respect to this Agreement, its existence, enforceability, nature, interpretation, scope, performance or termination shall be finally settled by arbitration under the Rules of Arbitration of the General Arbitration Tribunal of the Buenos Aires Stock Exchange (Cámara de Comercio de Buenos Aires) by one or more arbitrators appointed in accordance with said rules.

9.7

Term of Agreement. This Agreement shall be in force until the Lenders receive payment in full of all amounts owed by the Borrower hereunder.

9.8

Security. Each of the Lenders acknowledges that the Advances are unsecured and that it does not have any specific guaranty (pledge or mortgage) as security for the Advances and obligations of the Borrower pursuant to this Agreement.

9.9

Subordination. Each of the Lenders agrees that the Advances shall be subordinated in right of payment to the prior payment in full of all principal, premium (if any) interest (including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding), and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of the Borrower for borrowed money, whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of this Agreement or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Borrower, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to the foregoing. Each of the Lenders further agrees that such subordination is intended for the benefit of, and may be enforced by, the persons lending such money to the Borrower and shall execute and deliver all such documents to evidence such subordination as such persons shall reasonably request.

9.10

OJVA Paramount. Nothing in this Agreement shall be deemed to amend that certain Option and Joint Venture Agreement made as of 15 March 2001 among MAI, MASA and MHC, as amended form time to time(collectively, the “OJVA”). If there is any conflict between the OJVA and the provisions of this Agreement, the provisions of the OJVA shall prevail.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

MINERA SANTA CRUZ S.A.		LORENZON LIMITED
/s/ F. Saetton		/s/ Robert Muffly
By :	William Saettone	By :	Robert Muffly
Title :	President	Title :	Secretary

MINERA ANDES S.A.		MINERA ANDRES INC.
/s/ Brian Gavin		/s/ Allen Ambrose
By :	Brian Gavin	By :	Allen Ambrose
Title :	Director	Title :	President

MAURICIO HOCHSCHILD & COMPAÑIA LIMITADA S.A.C.
/s/ Eduardo Hochschild Beeck
By:	Eduardo Hochschild Beeck
Title:	Vice President